Exhibit 8.1

Principal subsidiaries of The Royal Bank of Scotland Group plc

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Coutts & Company (2)	Private banking	Great Britain	100%
RBS Securities Inc.	Broker dealer	US	100%
Ulster Bank Limited (3)	Banking	Northern Ireland	100%
RBS Holdings N.V. (4)	Banking	The Netherlands	98%

Notes:

(1)	The company does not hold any of the NatWest preference shares in issue.

(2) Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(3)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.

(4)	RFS Holdings B.V. (RFS) owns 100% of the outstanding shares of RBS Holdings N.V. (ABN AMRO Holding N.V. prior to 1 April 2010). RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. (RBS N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBS N.V.’s cross liability is limited by law to the lower of its equity and the debts of ABN AMRO Bank N.V. on 1 April 2010. The likelihood of any cross liability crystallising is considered remote.

The above information is provided in relation to the principal related undertakings only as permitted by Section 410(2) of the Companies Act 2006. Full information on all related undertakings is included in the Annual Return delivered to the Registrar of Companies for Scotland.